UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-178362 & 333-179246

China Dredging Group Co., Ltd.

(Exact name of registrant as specified in its charter)

Floor 18, Tower A, Zhongshan Building
No. 154, Hudong Road, Gulou District
Fuzhou City, Fujian Province, PRC
+86 591 8727 1266

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, no par value (1)

American Depositary Shares, each representing one Ordinary Share, no par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

(1) Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares

Pursuant to the requirements of the Securities and Exchange Act of 1934, China Dredging Group Co., Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 27, 2013	By:	/s/Xinrong Zhuo
Name: Xinrong Zhuo
Title: Chairman and Chief Executive Officer

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